

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via E-mail
James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec
Canada H1P 1Z4

> Re: **DNA Precious Metals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File: 333-178624**

Dear Mr. Chandik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Plan Of Operation, page 21

Mill Construction, page 35

1. We note your response to comment 2 from our letter dated March 9, 2012 and the additional disclosure on page 35 of your amended filing. Please explain to us if you will be building a mill and pilot plant concurrently. If necessary provide additional disclosure for clarification and address any risks associated with the construction of a mill without completed metallurgical testing.

Dilution, page 19

2. We note your response to comment 3 that you have corrected the dilution schedule to show that the net tangible increase in book value to current shareholders will be $0.21. We do not understand your response given that it appears that the increase in net tangible book value to present stockholders would be approximately $0.03 given that the net tangible book value before the offering was $0.01 and the net tangible book value after the offering would be $0.04. Please revise your table and the second sentence in the paragraph indicating "net tangible book value of the shares held by our existing stockholders will be increased by $0.21 per share …." Additionally, revise your table to indicate the amount of immediate dilution from the public offering price which will be absorbed by the new investors.

3. We note your response to comment 4 that your existing stockholders made cash contributions of $730,000 or $0.01 per share. We note that Note 3 to the Notes to Consolidated Financial Statements indicates a different amount for contributions made by your existing shareholders. As previously requested please advise us how you determined the amount of contributions made by the existing shareholders and the price paid per share.

Financial Statements, page F-1

Note 3. Stockholders' Equity (Deficit), page F-13

4. We note your response to comments 6 through 8 in our letter dated March 9, 2012 which provided a narrative of the factors and assumptions used in determining the price per share of shares issued during 2010 and 2011. Due to the fact that a contemporaneous valuation was not performed to value these shares, please revise disclosure in MD&A to provide enhanced disclosure regarding the factors used in determining fair value as you have provided in your response. Also provide enhanced disclosure of your consideration of the difference between the per share value assigned to each grant and your IPO price of $0.25. Refer to paragraph 182(b) of the AICPA Practice Aid.

Executive Compensation, page 38

5. We note your executive compensation table and footnote 2 indicated that the 3,500,000 shares of common stock to Mr. Chandik were issued at $0.003 per share. This is not consistent with the shares issued in your statement of stockholders equity or disclosure throughout your document. In this regard, your disclosures on pages 40, F-13 and F-14 disclose that 2,000,000 shares were issued at $0.003 and 1,500,000 shares were issued at $0.20 per share, but the amount in your executive compensation table totals only $10,500, which does not appear to reflect the $0.20 per share value. Please revise your table and related footnotes and disclosures to reflect that 1,500,000 of the 3,500,000 shares were issued at $0.20 per share.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or David Link, Staff Attorney, at (202) 551-3356, with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.